08025554

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
United Planners' Financial Services of America, A limited partnership

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7333 East Doubletree Ranch Road, Suite 120
(No. and Street)

Scottsdale (City) Arizona (State) 85258 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael A. Baker (480) 991-0225
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2901 N. Central Avenue, Suite 1200 (Address) Phoenix (City) Arizona (State) 85012 (Zip Code)

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
100

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael A. Baker, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of United Planners' Financial Services of America, A limited partnership, as of and for the years ended December 31, 2007 and 2006, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

OFFICIAL SEAL
DIXIE MILLER
NOTARY PUBLIC-ARIZONA
MARICOPA COUNTY
My Comm. Expires April 11, 2008

Signature

Vice President/Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

(x) ( ) Independent Auditors' Report.
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Partners' Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors.
(x) ( ) Notes to Financial Statements.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (not applicable).
( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (not required) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not applicable).
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable).
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report (not required).
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17e-5(e)(3).

United Planners' Financial Services of America, A Limited Partnership

SEC I.D. No. 8-38485

Financial Statements as of and for the
Years Ended December 31, 2007 and 2006,
Supplemental Schedule as of December 31, 2007,
Supplemental Report on Internal Control, and
Independent Auditors' Report

Deloitte.

Deloitte & Touche LLP
Suite 1200
2901 N. Central Avenue
Phoenix, AZ 85012-2799
USA

Tel: +1 602 234 5100
Fax: +1 602 234 5186
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

United Planners' Financial Services of America,
A Limited Partnership
Scottsdale, AZ

We have audited the following financial statements of United Planners' Financial Services of America, A Limited Partnership (the "Partnership") as of December 31, 2007 and 2006, and for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (see page 15) of computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 of the Partnership as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

This schedule is the responsibility of the Partnership's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 1 to the financial statements, at the close of business on December 31, 2007, the Partnership's General Partner, United Planners' Group was purchased by Western Financial Holdings, LLC.

Deloitte & Touche LLP

February 26, 2008

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP
SEC I.D. No. 8-38485

STATEMENTS OF FINANCIAL CONDITION AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
CASH AND CASH EQUIVALENTS	$3,738,381	$5,146,544
COMMISSIONS RECEIVABLE	1,336,781	1,076,217
COMMISSIONS RECEIVABLE FROM AFFILIATE	92,907	71,255
PROPERTY — Net	244,239	231,278
SECURITY DEPOSITS	100,000	100,000
DUE FROM AFFILIATE — Net	38,794	
OTHER ASSETS	667,931	649,549
TOTAL	$6,219,033	$7,274,843
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES:		
Commissions payable and other liabilities	$1,938,732	$3,784,933
Due to affiliate — net		239,456
Total liabilities	1,938,732	4,024,389
COMMITMENTS AND CONTINGENCIES (Note 10)		
PARTNERS' CAPITAL:		
General partner	2,389,310	1,666,312
Limited partners	1,890,991	1,584,142
Total partners' capital	4,280,301	3,250,454
TOTAL	$6,219,033	$7,274,843

See notes to financial statements.

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP

SEC I.D. No. 8-38485

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES:		
Commissions and income from principal transactions	$41,767,538	$36,323,924
Investment income	229,130	204,233
Other income	1,410,402	1,335,115
Total revenues	43,407,070	37,863,272
OPERATING EXPENSES:		
Commissions	35,474,304	31,250,209
Employee compensation and benefits	4,321,664	3,620,253
Rent	426,327	366,828
Ticket charges	424,498	316,138
Office	401,081	340,628
General and administrative	338,151	214,676
Advertising and sales	266,649	290,429
Other	219,045	241,772
Professional services	128,598	81,331
Depreciation	73,603	74,747
Interest		12,789
Total operating expenses	42,073,920	36,809,800
NET INCOME	$ 1,333,150	$ 1,053,472

See notes to financial statements.

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP

SEC I.D. No. 8-38485

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	General Partner's Capital	Limited Partners' Capital	Total
BALANCE — January 1, 2006	$1,352,554	$1,298,711	$2,651,265
Distributions	(170,000)	(284,283)	(454,283)
Net income — preferred return	59,128	50,722	109,850
Net income — residual allocation	424,630	518,992	943,622
BALANCE — December 31, 2006	1,666,312	1,584,142	3,250,454
Contributions	650,000		650,000
Distributions	(550,000)	(403,303)	(953,303)
Net income — preferred return	88,315	56,648	144,963
Net income — residual allocation	534,683	653,504	1,188,187
BALANCE — December 31, 2007	$2,389,310	$1,890,991	$4,280,301

See notes to financial statements.

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP

SEC I.D. No. 8-38485

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,333,150	$ 1,053,472
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Depreciation	73,603	74,747
Changes in assets and liabilities:		
Commissions receivable	(282,216)	(16,930)
Other assets	(42,897)	(109,338)
Commissions payable and other liabilities	(1,846,201)	375,297
Due to affiliate — net	(278,250)	29,195
Net cash (used in) provided by operating activities	(1,042,811)	1,406,443
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property	(86,564)	(19,886)
Payments received on notes to representatives	24,515	44,848
Net cash (used in) provided by investing activities	(62,049)	24,962
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payment of subordinated loans payable to affiliate		(200,000)
Partners' capital distributions	(953,303)	(454,283)
Partners' capital contributions	650,000	
Net cash used in financing activities	(303,303)	(654,283)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,408,163)	777,122
CASH AND CASH EQUIVALENTS — Beginning of year	5,146,544	4,369,422
CASH AND CASH EQUIVALENTS — End of year	$3,738,381	$5,146,544
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Cash paid during the year for interest	$ -	$ 14,689

See notes to financial statements.

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP
SEC I.D. No. 8-38485

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Subordinated loan — January 1, 2006	$ 200,000
Payment of subordinated loan	(200,000)
Subordinated loan — December 31, 2006	$ -

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF OPERATIONS

United Planners' Financial Services of America, A Limited Partnership (the "Partnership"), a securities broker-dealer licensed in all states, is subject to regulation under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). FINRA was created in July 2007 through the consolidation of the National Association of Securities Dealers and the member regulation, enforcement, and arbitration functions of the New York Stock Exchange. The Partnership was formed on August 21, 1987. The General Partner of the Partnership is United Planners' Group, Inc. (UPG), an Arizona Corporation. UPG is a wholly owned indirect subsidiary of Pacific Life Insurance Company ("Pacific Life"). UPG's immediate parent is Pacific Select, LLC (PS).

Prior to June 20, 2007, UPG was a wholly owned subsidiary of Pacific Select Group, LLC (PSG). On June 20, 2007, PSG was sold to an unrelated third party. Prior to the sale, UPG's stock ownership was transferred to PS.

At the close of business on December 31, 2007, PS sold its common stock ownership in UPG to Western Financial Holdings, LLC. Western Financial Holdings, LLC is wholly owned by three current executives of the Partnership.

The Partnership acts as an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, mutual fund, life insurance company, or limited partnership. The Partnership transmits all customer funds and securities to the clearing enterprise, which maintains and preserves all accounts and records of the Partnership's customers. The clearing enterprise receives a fee for this service, which is a percentage of the gross commission on agency transactions or the net trading profits after clearing fees on principal transactions. The Partnership is also a Registered Investment Advisor under the Investment Advisors Act of 1940. The Partnership's sales representatives are independent contractors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Partnership prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents — Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Commissions Receivable and Commissions Payable — Commissions receivable primarily represent commissions due to the Partnership from the sale of financial products. Commissions payable represent amounts due to the Partnership's sales representatives in connection with the sale of financial products.

Fair Value of Financial Instruments — The carrying amount of commissions receivable, commissions payable and other liabilities, and amounts due to affiliate approximates fair value due to the short-term maturity of those instruments.

Property — Property is recorded at cost and depreciated or amortized using the straight-line method based on estimated useful lives ranging from three to eight years.

Security Deposits — Security deposits represent deposits maintained with clearing broker-dealers in connection with the use of their services.

Other Assets — Notes receivable are included in other assets and are carried at the lower of their carrying value or fair value. The carrying value of notes receivable approximates fair value, which is determined based on current market information for similar instruments.

Securities Transactions — Securities transactions for the Partnership's customers are executed and cleared by independent clearing agents on a fully disclosed basis. Customers' securities transactions are reported on a settlement-date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Commissions and Income From Principal Transactions — The Partnership, as an introducing broker-dealer, records commission and income from principal transactions on a trade-date basis. Fees paid to the clearing broker-dealer, such as ticket charges, are recorded as expenses. In addition, the Partnership, as selling agent for various Limited Partnership offerings, insurance companies, and mutual funds, records commission income when earned as specified under the participating agreements. Essentially, commissions are earned when the terms of the offering are met, the offering is closed, and cash has been received from the subscriber.

Income Taxes — The taxable income (loss) of the Partnership is allocated to the partners; accordingly, no charge or benefit for income taxes is included in the Partnership's financial statements.

Allocation of Profits and Losses and Cash Distributions — As detailed in the Limited Partnership Agreement, allocable profits and losses (as defined in the agreement) shall be allocated in a ratio of 45% to the General Partner and 55% to the Limited Partners. Limited Partners and General Partners are to receive a minimum of 25% and 50%, respectively, of any allocation in cash. Losses incurred prior to December 31, 1993, were allocated 100% to the General Partner.

The Limited Partnership Agreement also defines a Preferred Return on Capital Invested (the "Preferred Return"). The rate used for the Preferred Return is determined annually at the discretion of the General Partner. For the years ended December 31, 2007 and 2006, the Preferred Return was $144,963 and $109,850, respectively.

Comprehensive Income — There are no differences between comprehensive income and net income in the accompanying statements of income.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Future Adoption of New Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This statement is effective beginning January 1, 2008. Adoption is not expected to have any impact on the Partnership's financial statements.

3. PROPERTY

Property at December 31, 2007 and 2006, comprises the following:

	2007	2006
Equipment	$431,320	$435,832
Furniture	250,052	247,493
Computer software	28,497	49,649
Total	709,869	732,974
Less accumulated depreciation	465,630	501,696
Property — net	$244,239	$231,278

4. NOTES RECEIVABLE

Included in other assets is one note receivable with a balance totaling $52,633 and $77,148 at December 31, 2007 and 2006, respectively, that the Partnership has issued to a certain representative. The note bears interest at the prime rate plus 2% (9.25% at December 31, 2007, and 10.25% at December 31, 2006), requires monthly payments of $4,000, adjusted on a quarterly basis for changes in the prime rate, and matures in January 2009.

5. EMPLOYEE BENEFIT PLANS

The Partnership participates in the Retirement Incentive Savings Plan (RISP) provided by Pacific Life, which substantially covers all employees. The Partnership matched 75% of employee contributions, up to a maximum of 6% of eligible employee compensation up to the Internal Revenue Service maximum allowable amount. The Partnership's share of contributions to RISP was $232,487 and $186,444 for the years ended December 31, 2007 and 2006, respectively. On December 31, 2007, in response to the pending sale of the Partnership by PS (see Note 1), the RISP with Pacific Life was terminated.

The Partnership's employees are eligible to participate in a defined benefit employee retirement plan (the "Pension Plan") provided by Pacific Life. On January 1, 2005, the contribution credits for employees with less than 10 years of service ceased and were replaced by contribution credits into the RISP. On January 1, 2007, the contribution credits for all other employees ceased and will also be replaced by contribution credits into the RISP. During the years ended December 31, 2007 and 2006, the Partnership's contribution to the Pension Plan was $64,242 and $22,903, respectively. On December 31, 2007, in response to the pending sale of the Partnership by PS (see Note 1), the Pension Plan with Pacific Life was terminated.

Certain employees of the Partnership are eligible to participate in a deferred compensation plan provided by the Partnership. This plan permits certain employees to defer portions of their compensation and earn interest on the deferred amounts. The interest rate is determined annually. The primary expense, other

than compensation related to this plan, is the interest on the deferred compensation. Deferred compensation in the amount of $1,276,933 as of December 31, 2006, is included in commissions payable and other liabilities. On December 21, 2007, as a condition of the pending sale of the Partnership by PS (see Note 1) on December 31, 2007, the Partnership transferred the deferred compensation liability to Pacific Life through a cash payment in the amount of $757,062. The payment represented the deferred compensation liability as of December 21, 2007, of $1,251,962 less the associated UPG deferred tax asset of $494,900.

6. COMMISSIONS PAYABLE AND OTHER LIABILITIES

Commissions payable and other liabilities at December 31, 2007 and 2006, comprise the following:

	2007	2006
Commissions payable	$ 1,489,529	$ 1,677,333
Deferred compensation liability		1,276,933
Other accrued liabilities	393,940	766,548
Accounts payable	55,263	64,119
Commissions payable and other liabilities	$ 1,938,732	$ 3,784,933

7. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital is calculated as total partners' capital plus subordinated liabilities, less nonallowable assets and applicable haircuts. At December 31, 2007 and 2006, the Partnership had regulatory net capital of $3,201,970 and $2,182,360, which was $3,072,721 and $1,914,067 in excess of its required net capital of $129,249 and $268,293, respectively. At December 31, 2007 and 2006, the Partnership's aggregate indebtedness was 0.61 and 1.84 times its net capital, respectively.

8. RESERVE AND POSSESSION OR CONTROL REQUIREMENTS

Rule 15c3-3 (the "Rule") of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards regarding the physical possession or control of fully paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Partnership's business, these conditions are satisfied and the Partnership claims an exemption under subparagraph (k)(2)(ii) of the Rule.

9. RELATED-PARTY TRANSACTIONS

Related-party balances as of December 31, 2007 and 2006, are as follows:

	2007	2006
Commissions receivable from affiliate (Pacific Life)	$ 92,907	$ 71,255
Due to Pacific Life	$ 16,206	$ 288,456
Due from Pacific Life	(55,000)	(49,000)
Due (from) to affiliate — net	$ (38,794)	$ 239,456

Pacific Life and PS pay certain expenses on the Partnership's behalf. At December 31, 2007 and 2006, the balance due to affiliate for reimbursement of such expenses was $16,206 and $288,456, respectively. For the years ended December 31, 2007 and 2006, total reimbursements were $5,454,418 and $3,897,340, respectively, and are included in operating expenses.

Commissions totaling $424,228 and $3,715,475 for the years ended December 31, 2007 and 2006, respectively, were earned through sales of Pacific Life products.

The Partnership also receives product allowances from Pacific Life for selling its variable life products. Such product allowances were $27,496 and $58,007 for the years ended December 31, 2007 and 2006, respectively.

The Partnership also receives sponsorship fees from Pacific Life to cover the expenses that the Partnership incurs for planning and organizing business and educational conferences and other marketing activities. The total sponsorship fees received by the Partnership from Pacific Life totaled $214,358 and $206,600 for the years ended December 31, 2007 and 2006, respectively. The balance due from affiliates for sponsorship fees totaled $55,000 and $49,000 at December 31, 2007 and 2006, respectively.

10. COMMITMENTS AND CONTINGENCIES

Litigation — The Partnership is a defendant in lawsuits arising in the normal course of business. It is the opinion of management that the amount of losses, if any, resulting from this litigation are not likely to be material to the financial position or results of operations of the Partnership.

As of December 31, 2007, the Partnership accrued $217,500 for certain matters resulting from the actions of its representatives. Each matter is primarily covered under the Partnership's Fidelity Bond or Errors and Omissions insurance policies. The amount accrued represents the Partnership's deductible for these matters, as well as the additional maximum amount of exposure relating to matters not covered by the insurance policies.

Financial Instruments With Off-Balance-Sheet Credit Risk — As a securities broker, the Partnership is engaged in buying and selling securities for a diverse group of customers, including financial institutions. The Partnership introduces these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

The Partnership's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Partnership's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Partnership and its clearing agents provide that the Partnership is obligated to assume any exposure related to such nonperformance by the Partnership's customers. The Partnership monitors its customer activity by reviewing information it receives from its clearing agents on a daily basis and seeks to control the aforementioned risks by requiring the registered representative to compensate the Partnership for nonperformance by the customer.

Operating Leases — The Partnership leased its office space under an operating lease agreement. The Partnership has renewed its lease in 2007 to extend the lease term, which will expire on March 31, 2015. The Partnership also leases equipment under operating lease agreements that expire through June 2008. The Partnership's rent expense was $426,327 and $366,828 for the years ended December 31, 2007 and 2006, respectively, under these agreements. The following are future minimum lease obligations on noncancelable operating leases:

2008	$ 233,038
2009	308,846
2010	316,956
2011	325,066
2012	333,176
Thereafter	778,536
Total	$ 2,295,618

* * * * * *

SUPPLEMENTAL SCHEDULE

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A LIMITED PARTNERSHIP

SEC I.D. No. 8-38485

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2007

NET CAPITAL:	
Total partners' capital qualified for net capital	$4,280,301
Add liabilities subordinated to claims of general creditors	
Total partners' capital qualified for net capital	4,280,301
Deductions — nonallowable assets:	
Property — net	244,239
Nonadmitted commissions receivable	38,193
Other assets	722,932
Total deductions	1,005,364
Less haircuts	72,967
NET CAPITAL	$3,201,970
AGGREGATE INDEBTEDNESS	$1,938,732
MINIMUM CAPITAL REQUIRED	$ 129,249
NET CAPITAL IN EXCESS OF MINIMUM CAPITAL REQUIRED	$3,072,721
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.61 to 1

Note: There are no differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Partnership's unaudited FOCUS report, Part IIA, Form X17a-5 as of December 31, 2007.

Deloitte.

Deloitte & Touche LLP
Suite 1200
2901 N. Central Avenue
Phoenix, AZ 85012-2799
USA

Tel: +1 602 234 5100
Fax: +1 602 234 5186
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

United Planners' Financial Services of America,
A Limited Partnership
Scottsdale, AZ

In planning and performing our audits of the financial statements of United Planners' Financial Services of America, A Limited Partnership (the "Partnership") as of and for the years ended December 31, 2007 and 2006 (on which we issued our report dated February 26, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation deteriorate. A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a

control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2008

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